Filed by CBOT Holdings, Inc.

Subject Company – CBOT Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

File No. 333-72184

The following notice was distributed to CBOT members after business hours on March 17, 2004.

BOARD OF TRADE OF THE CITY OF CHICAGO, INC.

141 WEST JACKSON BOULEVARD

CHICAGO, ILLINOIS 60604

NOTICE OF ADVISORY VOTE

As described in the enclosed letter from Chairman Carey, the Chicago Board of Trade (CBOT®) is seeking a non-binding advisory vote of all of its members regarding the proposed settlement of the lawsuit involving the allocation of equity in a restructured CBOT.

The deadline for voting in this regard will be April 1, 2004.

All Full and Associate Members and GIM, IDEM and COM Membership Interest holders are eligible to participate in this vote. The results of the vote will be tabulated by membership type (i.e., the votes “in favor of” and “opposed to” the settlement proposal will be totaled separately for each of the above-referenced membership categories.)

Voting Instructions – Advisory votes may be cast in any of the following ways:

1.	Direct mail – Mark the enclosed Advisory Ballot, indicate the applicable membership type(s), and provide your signature, printed name and date. Seal the completed ballot in the gold envelope addressed to the Secretary. Print your name in the upper left-hand corner of the gold envelope and deliver or mail it to the Secretary’s Office.

2.	Fax –Complete your Advisory Ballot as noted in 1) and fax it to the Secretary’s Office at (312) 347-3827.

3.	E-mail – Specify your name, membership type(s) and advisory vote in an e-mail to the Secretary’s Office (address: pdraths@cbot.com).

4.	In Person: Advisory Ballots may be deposited in the Ballot Box which will be located in the Fourth Floor Lobby of the CBOT between the hours of 8:00 a.m. and 2:15 p.m. Central Time on April 1, 2004.

If you have any questions concerning this letter or the advisory voting process, please contact the Secretary’s Office at

(312) 435-3605.

Sincerely,

/s/    Paul J. Draths

Paul J. Draths

Vice President and Secretary

March 17, 2004

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of The City of Chicago, Inc. (CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC’s web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.